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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*


                          dick clark productions, inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   181512-10-4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

CUSIP No. 181512-10-4

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard W. Clark
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 6,309,142
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    0
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  2,747,999
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,309,142
--------------------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (See instructions) [X]

           818,605 shares of Class A Common Stock
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           68.0%
--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 5 pages

ITEM 1(A).    NAME OF ISSUER:

              dick clark productions, inc. (the "Company").

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              3003 West Olive Avenue
              Burbank, California  91510-4590

ITEM 2(A).    NAME OF PERSON FILING:

              Richard W. Clark

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              c/o dick clark productions, inc.
              3003 West Olive Avenue
              Burbank, California  91510-4590

ITEM 2(C).    CITIZENSHIP:

              United States

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $.01 par value

ITEM 2(E).    CUSIP NUMBER:

              181512-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable

ITEM 4.       OWNERSHIP.  As of December 31, 2001:

              (a) Amount beneficially owned:  6,309,142 shares of
                  Common Stock.

              (b) Percent of Class: 68.0%

              (c) Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote: 6,309,142


                               Page 3 of 5 pages

                  (ii)     shared power to vote or direct the vote:   0

                  (iii) sole power to dispose or direct the disposition of: 2,747,999

                  (iv)     shared power to dispose or direct the disposition
                           of:   0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              The number of shares listed as being beneficially owned by Mr. Clark (6,309,142) includes:

              o     3,561,143 shares of Common Stock beneficially owned by Karen
                    W. Clark, Mr. Clark's wife. Pursuant to a voting trust agreement between Mr. Clark and Ms. Clark, Mr. Clark has the sole voting power over the shares owned by Ms. Clark. Ms. Clark has the right to receive dividends or the proceeds from the sale of such shares; and

              o 418,316 shares of Common Stock held by Olive Enterprises, Inc., a Pennsylvania corporation, controlled by Mr. Clark.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

ITEM 10.      CERTIFICATION.

              Not Applicable


                               Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Februrary 11, 2002
                                        ----------------------------------
                                                      Date

                                            /s/ Richard W. Clark
                                        ----------------------------------
                                                    Signature

                                                 Richard W. Clark
                                        ----------------------------------
                                                    Name/Title



                                Page 5 of 5 pages